SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   __________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(a), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)
                          (Amendment No. _________)(1)


                                The Beard Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    07384R408
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Randall W. Harvison, Esq.
                               2810 Glenda Avenue
                          Fort Worth, Texas 76117-4326
                                 (817) 838-4755
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
--------------------------------------------------------------------------------

                                January 25, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent. (Continued on following pages)

---------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No:  07384R408                13D


--------- ----------------------------------------------------------------------

1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          7HBF, Ltd.
          75-2307791
--------- ----------------------------------------------------------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)     [    ]
                                                              (b)     [    ]

--------- ----------------------------------------------------------------------

3.        SEC USE ONLY
--------- ----------------------------------------------------------------------

4.        SOURCE OF FUNDS*                                                 OO
--------- ----------------------------------------------------------------------

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                          [    ]
--------- ----------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
--------- ----------------------------------------------------------------------

      NUMBER OF SHARES         7.     SOLE VOTING POWER               1,755,000
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH
------------------------------ ------ ------------------------------------------

                               8.     SHARED VOTING POWER
------------------------------ ------ ------------------------------------------

                               9.     SOLE DISPOSITIVE POWER          1,755,000
------------------------------ ------ ------------------------------------------

                               10.    SHARED DISPOSITIVE POWER
------------------------------ ------ ------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,755,000
--------- ----------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                               [    ]
--------- ----------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9               26.6%
--------- ----------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON*                                        PN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No:  07384R408                13D


--------- ----------------------------------------------------------------------

1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          7HBF Management Company, Ltd.

---------  ---------------------------------------------------------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)     [    ]
                                                              (b)     [    ]

--------- ----------------------------------------------------------------------

3.        SEC USE ONLY
--------- ----------------------------------------------------------------------

4.        SOURCE OF FUNDS*                                                 OO
--------- ----------------------------------------------------------------------

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                         [    ]
--------- ----------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------

      NUMBER OF SHARES         7.     SOLE VOTING POWER              1,755,000
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH
------------------------------ ------ ------------------------------------------

                               8.     SHARED VOTING POWER
------------------------------ ------ ------------------------------------------

                               9.     SOLE DISPOSITIVE POWER         1,755,000
------------------------------ ------ ------------------------------------------

                               10.    SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,755,000
--------- ----------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                               [    ]
--------- ----------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9               26.6%
--------- ----------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON*                                       OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No:  07384R408                13D


--------------------------------------------------------------------------------

1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Randall W. Harvison

--------- ----------------------------------------------------------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)     [    ]
                                                                (b)     [    ]

--------- ----------------------------------------------------------------------

3.        SEC USE ONLY
--------- ----------------------------------------------------------------------

4.        SOURCE OF FUNDS*                                                 OO
--------- ----------------------------------------------------------------------

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                         [    ]
--------- ----------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------

      NUMBER OF SHARES         7.     SOLE VOTING POWER             1,755,000
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH
------------------------------ ------ ------------------------------------------

                               8.     SHARED VOTING POWER
------------------------------ ------ ------------------------------------------

                               9.     SOLE DISPOSITIVE POWER        1,755,000
------------------------------ ------ ------------------------------------------

                               10.    SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,755,000
--------- ----------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                              [    ]
--------- ----------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9               26.6%
--------- ----------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON*                                       OO
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


 CUSIP No:  07384R408                13D

--------- ----------------------------------------------------------------------

1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          John D. Harvison

--------- ----------------------------------------------------------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)     [    ]
                                                            (b)     [    ]

--------- ----------------------------------------------------------------------

3.        SEC USE ONLY
--------- ----------------------------------------------------------------------

4.        SOURCE OF FUNDS*                                                OO
--------- ----------------------------------------------------------------------

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                         [    ]
--------- ----------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
--------- ----------------------------------------------------------------------

      NUMBER OF SHARES         7.     SOLE VOTING POWER              1,755,000
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH
------------------------------ ------ ------------------------------------------

                               8.     SHARED VOTING POWER
------------------------------ ------ ------------------------------------------

                               9.     SOLE DISPOSITIVE POWER         1,755,000
------------------------------ ------ ------------------------------------------

                               10.    SHARED DISPOSITIVE POWER
--------- ----------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,755,000
--------- ----------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                [    ]
--------- ----------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9               26.6%
--------- ----------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON*                                       IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

     This Schedule 13D relates to Common Stock par value $0.0006665 per share ("Common Stock") of The Beard Company (the "Issuer") which 7HBF, Ltd. has the right to acquire immediately upon the conversion of the $1,755,000 aggregate principal amount of the Issuer's 12% Convertible Subordinated Notes due 2010 (the "Notes") purchased by 7HBF, Ltd. The conversion price for the Notes is currently $1.00 per share.

Item 2. Identity and Background.

     (a) Name: This Schedule 13D is filed by 7HBF, Ltd., a Texas limited partnership on its own behalf and on behalf of its general partner, 7HBF Management Co., Ltd., a Texas limited liability company (the "General Partner"), and the managers of the General Partner, Randall
          W. Harvison and John D. Harvison (collectively, the "Reporting Persons").

     (b) Residence or business address: The principal business address of 7HBF, Ltd., the General Partner, Randall W. Harvison and John D. Harvison is 2810 Glenda Avenue, Fort Worth, Texas 76117-4326.

     (c) Present business or occupation: The principal business of 7HBF, Ltd. and the General Partner is investments. Randall W. Harvison's present principal occupation is as an attorney. John D. Harvison's present principal occupation is Vice President of Dynamic Production, Inc., an independent oil and gas exploration company.

     (d) Criminal convictions: None the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors) in the last five years.

     (e) Civil Proceedings: None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in the last five years as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

     (f) Citizenship: 7HBF, Ltd. and the General Partner were both organized in Texas. Randall W. Harvison and John D. Harvison are each a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     The Funds used to purchase the Notes totaled $1,755,000 and were derived from the working capital of 7HBF, Ltd.

Item 4. Purpose of Transaction.

     7HBF, Ltd. is holding the Notes for investment purposes. Notwithstanding the foregoing, 7HBF, Ltd. will continue to review its investment in the Issuer and reserves the right to change its intentions with respect to any or all of such matters.

Item 5. Interest in Securities of the Issuer.

     (a) As of January 25, 2005, 7HBF, Ltd. owned an aggregate principal amount of $1,755,000 of the Issuer's 12% Convertible Subordinated Notes due 2010, which are immediately convertible into 1,755,000 shares of the Issuer's Common Stock. Although the General Partner, Randall W. Harvison and John D. Harvison may be deemed to be beneficial owners of the Notes and the Underlying Common Stock under Section 13 of the Securities Exchange Act of 1934 as amended by reason of their position with 7HBF, Ltd. or the General Partner, each disclaims any such beneficial ownership. (b) 7HBF, Ltd. has the sole power to direct the disposition and direct the vote of all 1,755,000 shares of Common Stock into which the Notes are convertible. (c) None. (d) None. (e) None.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not Applicable.

Item 7. Materials to be Filed as Exhibits.

         99       Joint Filing Statement

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   7HBF, LTD.

                                   By:  7HBF Management Company, Ltd., general
                                        partner


                                            By:  RANDALL W. HARVISON
                                                 Randall W. Harvison, Manager

                               INDEX TO EXHIBITS

Exhibit
  No.          Description                          Method of Filing
  ---          -----------                          ----------------

  99     Joint Filing Statement dated     Filed herewith electronically
         February 11, 2005